EXHIBIT 21
SUBSIDIARIES OF
HOMELAND SECURITY CAPITAL CORPORATION

Name, Address And	Place Of
Headquarters	Formation

Safety & Ecology Holdings Corporation	Nevada, USA
2800 Solway Road Knoxville, TN 37931

NTG Management Corp.	Delaware, USA
7 West Cross Street Hawthorne, NY 10532

Polimatrix, Inc.	Virginia, USA
1005 North Glebe Road Suite 550 Arlington, VA 22201

Fiducia Real Estate Solutions, Inc.	Delaware, USA
4601 North Fairfax Drive Suite 1200 Arlington, VA 22203